Exhibit 4.1

DESCRIPTION OF SECURITIES

The following is a summary of the material terms and provisions of the securities of Lovarra, a Nevada corporation (“us,” “our,” “we” or the “Company”), that are registered under Section 12 of the Securities Exchange Act of 1934, as amended, and certain provisions of our articles of incorporation, as amended, and first amended and restated bylaws, as amended, that are currently in effect. This summary does not purport to be complete and is qualified in its entirety by the provisions of our articles of incorporation, as amended (“Charter”), and amended and restated bylaws, as amended (“Bylaws”), each previously filed with the Securities and Exchange Commission (“SEC”) and incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.1 is a part, as well as to the applicable provisions of the Nevada Revised Statutes (the “NRS”). We encourage you to read our Charter, Bylaws and the applicable portions of the NRS carefully.

General

Our authorized capital stock consists of 140,000,000 shares of common stock, par value $0.0001 of per share.

Common Stock

Our common stock is listed on OTC PINK tier of the OTC Markets marketplace under the symbol, “LOVA.”

Voting Rights

The holders of common stock are entitled to one vote for each share held of record on all matters to be voted on by our stockholders. Holders of our common stock representing at least 20% of the voting power of our capital stock issued and outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of our stockholders. Our directors are elected by a majority of the votes cast. Holders of our common stock are not entitled to cumulative voting rights. Except as otherwise required by applicable law, action by our stockholders on a matter other than the election of directors will be approved if the number of votes cast in favor of the action exceeds the number of votes cast in opposition to the action at a meeting of our stockholders.

Dividends

The holders of common stock are entitled to receive ratably such dividends when, as and if declared by the Board of Directors of the Company (the “Board”) out of funds legally available therefore.

Liquidation Rights

Upon the liquidation, dissolution or winding up of the Company, the remaining assets legally available for distribution to stockholders, after payment of claims or creditors and payment of liquidation preferences, if any, on outstanding shares or any class of securities having preference over the common stock, are distributable ratably among the holders of common stock and any participating class of securities having preference over the common stock at that time. Each outstanding share of common stock is fully paid and non-assessable.

Other Rights

Our common stock is not subject to conversion or redemption rights, and there are no redemption or sinking funds provisions applicable to the common stock.

Anti-Takeover Effects of Nevada Law and Our Charter and Bylaws

Charter and Bylaws

Some provisions of our Charter and our Bylaws contain provisions that may have the effect of delaying or preventing a change of control or changes in our management. Some of these provisions:

●	authorize our board of directors to issue up to 140,000,000 shares of authorized common stock;

●	specify that special meetings of our stockholders can only be called only by a majority vote by our board of directors or by our President;

●	provide that only our Board (and not the stockholders) may fill vacancies and newly created directorships;

●	provide that stockholders will not be allowed to vote cumulatively in the election of directors.

It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions which provide for payment of a premium over the market price for our shares.

Nevada Anti-Takeover Statute

We are subject to Sections 78.378 to 78.379 of the Nevada Revised Statutes, which provide state regulation over the acquisition of a controlling interest in certain Nevada corporations unless the articles of incorporation or bylaws of the corporation provide that the provisions of these sections do not apply. Our articles of incorporation and bylaws do not state that these provisions do not apply. The statute creates a number of restrictions on the ability of a person or entity to acquire control of a Nevada company by setting down certain rules of conduct and voting restrictions in any acquisition attempt, among other things. The statute is limited to corporations that are organized in the state of Nevada and that have 200 or more stockholders, at least 100 of whom are stockholders of record and residents of the State of Nevada; and does business in the State of Nevada directly or through an affiliated corporation. Because of these conditions, the statute currently does not apply to our company.

The provisions of Nevada law, our Charter and our Bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in the composition of our board of directors and management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

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